UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

RULE 13e-3 TRANSACTION STATEMENT

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

YADKIN VALLEY COMPANY

(Name of Issuer)

Yadkin Valley Company

Peter M. Bristow

Hope Holding Connell

Lewis R. Holding

Frank B. Holding, Jr.

Olivia B. Holding

Frank B. Holding, Sr.

Denton F. Lee, Jr.

David S. Perry

(Name of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

David S. Perry

Post Office Box 18747

Raleigh, NC 27619

(919) 716-2266

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

F. Donald Nelms, Jr., Esq.

Powell Goldstein LLP

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street, NW.

Atlanta, GA 30309-3488

(404) 572-6600

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction value*	Amount of filing fee
$1,017,744	$109.00

*	Calculated solely for the purpose of determining the filing fee, which was based upon the cash out price of $78.00 per share multiplied by the estimated number of shares which would be cashed out as a result of the Reverse Stock Split (13,048 shares).

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	$109.00

Form or Registration No.:	Schedule 13E-3

Filing Party:	Yadkin Valley Company

Date Filed:	January 24, 2006

RULE 13E-3 TRANSACTION STATEMENT

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Yadkin Valley Company (the “Company”) in connection with its proposed 1 for 50 reverse stock split (the “Reverse Stock Split”) of its common stock. When the Reverse Stock Split is completed, the Company will have fewer than 300 shareholders of its common stock and will terminate the registration of its common stock under the Securities and Exchange Act of 1934 (the “Exchange Act”).

Filed contemporaneously herewith, under cover of Amendment No. 1 to Schedule 14A, are (i) the notice of special meeting of shareholders and proxy statement (the “Proxy Statement”) and (ii) a form of proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company’s shareholders in connection with a special meeting of the shareholders anticipated to be held in the first quarter of 2006 (the “Special Meeting”). At the Special Meeting, the shareholders will be requested to vote on the proposed 1 for 50 Reverse Stock Split. Fractional shares resulting from the Reverse Stock Split will be cashed out at a price equal to $78.00 for each pre-split share which comprises the fractional share.

The Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 was initially filed with the Securities and Exchange Commission on January 24, 2006. The Company has securities registered under the Exchange Act and consequently is subject to Regulation 14A of the Exchange Act. The Company is filing this Amended Schedule 13E-3 with the Securities and

Exchange Commission contemporaneously with a preliminary Proxy Statement filed by the Company pursuant to Regulation 14A of the Exchange Act. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Amended Schedule 13E-3 will be further amended to reflect such completion or amendment of the Proxy Statement.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Amended Schedule 13E-3, in the manner and to the extent specified below.

This Amended Schedule 13E-3 (and the documents that have been incorporated herein by reference) contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. You should not place undue reliance on forward-looking statements that reflect management’s view only on the date hereof. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. We undertake no responsibility or obligation to update any such forward-looking statements.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in Exhibit 1 under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the company is Yadkin Valley Company (the “Company”). The Company’s principal executive office is located at 4300 Six Forks Road, Raleigh, North Carolina 27609 and its business telephone number is (919) 716-2266.

(b) As of December 31, 2005, the Company had 180,598 shares of common stock, $1.00 par value, issued and outstanding.

(c) The information required by this Item is set forth under “Information About Yadkin Valley Company – Common Stock of Yadkin Valley Company” in Exhibit 1 and incorporated herein by reference.

(d) The information required by this Item is set forth under “Information About Yadkin Valley Company – Common Stock of Yadkin Valley Company” in Exhibit 1 and incorporated herein by reference.

(e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f) The information required by this Item is set forth under “Information About Yadkin Valley Company – Common Stock of Yadkin Valley Company” in Exhibit 1 and incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

The business address of each filing person listed on the cover of this Amended Schedule 13e-3 is c/o Yadkin Valley Company P.O. Box 18747, Raleigh, North Carolina, 27619. The business telephone number of each filing person is (919) 716-2266. Each filing person is a director of the Company except for Lewis R. Holding, Frank B. Holding, Jr., Olivia B. Holding, Frank B. Holding, Sr. and Peter M. Bristow, who are affiliates of the Company. An explanation about the relationships of the Company’s affiliates is specified in the section of Exhibit 1 entitled “Special Factors – Additional Effects of Reverse Stock Split on Affiliated Stockholders.” The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated by reference to the sections of Exhibit 1 entitled “Information about Yadkin Valley Company – Officers and Directors” and “Information about Yadkin Valley Company – Other Affiliates of the Company.”

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information required by this item is set forth in Exhibit 1 under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors”, “Description of the Amendment and Reverse Stock

Split”, and “Additional Special Meeting Information – Vote Required for Approval” and is incorporated herein by reference.

(c) The information set forth in Exhibit 1 under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of the Reverse Stock Split”, “Special Factors – General Effects of the Reverse Stock Split”, “Special Factors – Additional Effects of Reverse Stock Split on Affiliated Stockholders”, and “Special Factors – Additional Effects of Reverse Stock Split on Non-Affiliated Stockholders” is incorporated herein by reference.

(d) The information set forth in Exhibit 1 under the caption “Description of the Amendment and Reverse Stock Split – Dissenters’ Rights” is incorporated herein by reference.

(e) Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and North Carolina state law. The information set forth in Exhibit 1 under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Reverse Stock Split” is incorporated herein by reference. Except as otherwise referenced herein, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in Exhibit 1 under the caption “Information About Yadkin Valley Company – Security Ownership of Executive Officers, Directors and 5% Stockholders” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a) (1)	Not applicable.

(2)	The information included in Exhibit 1 under the caption “Information About Yadkin Valley Company – Past Contracts, Transactions, Negotiations, and Agreements” is incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	The information included in Exhibit 1 under the caption “Special Factors – Background of Board of Directors’ Recommendation” is incorporated by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The fractional shares of common stock cashed out as a result of the Reverse Stock Split will be retired. The information in Exhibit 1 under the caption “Special Factors – Business of the Company after the Reverse Stock Split” is incorporated herein by reference.

(c) The information set forth in Exhibit 1 under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors – Purposes of the Reverse Stock Split”, “Special Factors – General Effects of the Reverse Stock Split”, “Special Factors – Business of the Company after the Reverse Stock Split”, and “Description of the Amendment and Reverse Stock Split” is incorporated herein by reference. The common stock acquired in the transaction will be retired and become authorized but unissued common stock. Other than the Amendment and Reverse Stock Split and related items described in Items 4 and 7, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

(3)	any material change in the Company’s present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in the Company’s present board of directors or management, including, but not limited to, plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in the Company’s corporate structure or business;

(6)	any class of the Company’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	relating to the prospective termination of registration of the Company’s common stock under the Exchange Act, any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in Exhibit 1 under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors – Background of the Transaction”, and “Special Factors – Purposes of the Reverse Stock Split” is incorporated herein by reference.

(b) The information set forth in Exhibit 1 under the caption “Special Factors – Alternatives Considered” is incorporated herein by reference.

(c) The information set forth in Exhibit 1 under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors – Background of the Transaction”, “Special Factors – Purpose of the Reverse Stock Split”, “Special Factors – Alternatives Considered”, and “Special Factors – Recommendation of the Board of Directors; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(d) The information set forth in Exhibit 1 under the captions “Summary Term Sheet”, “Special Factors – Purposes of the Reverse Stock Split”, “Special Factors – General Effects of the Reverse Stock Split”, “Special Factors – Additional Effects of Reverse Stock Split on Affiliated Stockholders”, “Special Factors – Additional Effects of Reverse Stock Split on Non-Affiliated Stockholders” and “Special Factors – Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) The information set forth in Exhibit 1 under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b) The information set forth in Exhibit 1 under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of the Reverse Stock Split” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(c) The information set forth in Exhibit 1 under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(d) The information set forth in Exhibit 1 under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e) The information set forth in Exhibit 1 under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f) Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The information set forth in Exhibit 1 under the captions “Special Factors – Recommendation of Board of Directors; Fairness of the Reverse Stock Split”, “Special Factors – Opinion of Financial Advisor” and “Special Factors – Background of the Transaction” is incorporated herein by reference.

(b) The information set forth in “Special Factors – Opinion of Financial Advisor” and “Special Factors – Background of the Transaction” of Exhibit 1 is incorporated herein by reference. The board of directors of the Company determined the amount of consideration to be paid in connection with the Reverse Stock Split.

(c) The written opinion dated September 28, 2005 delivered to the Company’s Board of Directors by Howe Barnes Investments, Inc. (“Howe Barnes”) will be made available for inspection and copying at the principal executive offices of the Company at 4300 Six Forks Road, Raleigh, North Carolina 27609, North Carolina during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. A copy of Howe Barnes’ written opinion will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company and at the expense of the requesting stockholder. In addition, the information set forth in Exhibit 1 under the caption “Special Factors – Opinion of Financial Advisor” as well as Appendix B to Exhibit 1 entitled “Opinion of Financial Advisor” are incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in Exhibit 1 under the caption “Description of the Amendment and Reverse Stock Split – Source and Amounts of Funds” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in Exhibit 1 under the caption “Description of the Amendment and Reverse Stock Split – Fees and Expenses” is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in Exhibit 1 under the caption “Information About Yadkin Valley Company – Security Ownership of Executive Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) The information set forth in Exhibit 1 under the caption “Information About Yadkin Valley Company – Common Stock of Yadkin Valley Company” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION AND RECOMMENDATION.

(d) The information set forth in Exhibit 1 under the captions “Information About Yadkin Valley Company – Security Ownership of Executive Officers, Directors and 5% Shareholders”, “Additional Special Meeting Information – Who Can Vote at the Special Meeting” and “Special Factors – Recommendation of the Board of Directors; Fairness of Reverse Stock Split” is incorporated herein by reference.

(e) The information set forth in Exhibit 1 under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of Reverse Stock Split” is incorporated herein by reference. Although each filing person has determined that the Reverse Stock Split is fair to unaffiliated stockholders, none of such persons (other than those filing persons who are directors and executive officers) has made any recommendation regarding the Reverse Stock Split to any third party.

ITEM 13.	FINANCIAL STATEMENTS.

(a) The financial statements and accompanying notes to the financial statements included as Appendix D “Financial Statements and Management’s Discussion and Analysis for the Year Ended December 31, 2004” and Appendix E “Financial Statements and Management’s Discussion and Analysis for the Nine Months Ended September 30, 2005” to Exhibit 1 are incorporated herein by reference.

(b) The information set forth in Exhibit 1 under the caption “Consolidated Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

(b) Executive officers and directors of the Company may perform administrative tasks in connection with the Reverse Stock Split, and they will not be separately compensated for such services.

ITEM 15.	ADDITIONAL INFORMATION.

(b) Not applicable.

ITEM 16.	EXHIBITS.

1. Preliminary Proxy Statement, Notice of the Special Meeting of Stockholders, and related cover letter, including:

Appendix A: Amendment to the Articles of Incorporation of the Company

Appendix B: Opinion of the Financial Advisor

Appendix C: Article 13 of the North Carolina General Statutes

Appendix D: Financial Statements and Management’s Discussion and Analysis for the Year Ended December 31, 2004

Appendix E: Financial Statements and Management’s Discussion and Analysis for the Nine Months Ended September 30, 2005

(Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Amendment No. 1 to Schedule 14A; File No. 000-28356)

2. Valuation Reports of the Independent Financial Advisor:

Dated September 28, 2005

Dated August 18, 2005

(Filed with initial Schedule 13E-3)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YADKIN VALLEY COMPANY

By:	/s/ DAVID S. PERRY
David S. Perry
President and Treasurer

YADKIN VALLEY COMPANY AFFILIATES:

/s/ PETER M. BRISTOW by David S. Perry as attorney-in-fact
Peter M. Bristow

/s/ HOPE HOLDING CONNELL by David S. Perry as attorney-in-fact
Hope Holding Connell

/s/ LEWIS R. HOLDING by David S. Perry as attorney-in-fact
Lewis R. Holding

/s/ FRANK B. HOLDING, JR. by David S. Perry as attorney-in-fact
Frank B. Holding, Jr.

/s/ OLIVIA B. HOLDING by David S. Perry as attorney-in-fact
Olivia B. Holding

/s/ FRANK B. HOLDING, SR. by David S. Perry as attorney-in-fact
Frank B. Holding, Sr.

/s/ DENTON F. LEE, JR. by David S. Perry as attorney-in-fact
Denton F. Lee, Jr.

/s/ DAVID S. PERRY
David S. Perry

Dated: March 7, 2006